

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

Via E-mail
Mr. Philippe P. Dauman
President and Chief Executive Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

> **Re: Viacom Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed November 14, 2013**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2013**
> **Filed January 30, 2014**
> **Response dated January 17, 2014**
> **File No. 001-32686**

Dear Mr. Dauman:

We have reviewed your response letter and have the following comment. As noted in our letter dated January 7, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2013

Item 4. Controls and Procedures, page 20

1. Please update and clarify your disclosure of changes in internal controls over financial reporting for the quarter ending December 31, 2013 as a result of your global business transformation initiative which commenced in 2012. As required by Item 308(c) of Regulation S-K, disclose any change that has materially affected or is reasonably likely to materially affect your internal control over financial reporting.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director